UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*
NATUR INTERNATIONAL CORP. (FORMERLY FUTURE HEALTHCARE OF AMERICA)
(Name of Issuer)
Common Stock, $0.001 par value per share
(Title of Class of Securities)
36117F100
(CUSIP Number)
Tommaso Mingazzini, Ph.D.
GFG Monaco SAM
74 Boulevard d’Italie, 98000 Monaco
+377 97 972 737

With a copy to:

Joseph Walsh, Esq.
Troutman Sanders LLP
875 Third Ave.
New York, New York 10022
(212) 704-6000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
March 7, 2019
(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	36117F100

1	NAMES OF REPORTING PERSONS Efficiency Investment Fund 6th Wave SP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 111,199,612
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 111,199,612

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 111,199,612
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ◻
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.5% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS OO
(1) Based on 322,230,038 shares of Common Stock outstanding as of November 14, 2019.

CUSIP No.	36117F100

1	NAMES OF REPORTING PERSONS GFG Monaco SAM
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Monaco

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 111,199,612
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 111,199,612

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 111,199,612
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ◻
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.5% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS OO
(1) Based on 322,230,038 shares of Common Stock outstanding as of November 14, 2019.

CUSIP No.	36117F100

1	NAMES OF REPORTING PERSONS GFG Groupe Holding S.A. (Luxembourg)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 111,199,612
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 111,199,612

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 111,199,612
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ◻
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.5% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS OO
(1) Based on 322,230,038 shares of Common Stock outstanding as of November 14, 2019.

CUSIP No.	36117F100

1	NAMES OF REPORTING PERSONS Stefano Zavaglia
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Italy

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 111,199,612
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 111,199,612

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 111,199,612
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ◻
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.5% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS IN
(1) Based on 322,230,038 shares of Common Stock outstanding as of November 14, 2019.

CUSIP No.	36117F100

ITEM 1. SECURITY AND ISSUER
This filing is Amendment No. 1 to the Statement on Schedule 13D filed on behalf of Efficiency Investment Fund SP – 6th Wave (“Efficiency Investment Fund”), a Cayman Islands limited company; GFG Monaco SAM (“GFG Monaco”), a société anonyme incorporated in Monaco; (iii) GFG Groupe Holding S.A. (Luxembourg) (“GFG Groupe”), a société anonyme incorporated in Luxembourg; and (iv) Stefano Zavaglia (“Mr. Zavaglia”), an Italian citizen, with respect to shares common stock, par value $0.001 per share (the “Common Stock”), of Natur International Corp. (formerly Future Healthcare of America), a Wyoming corporation (the “Issuer”).  The principal executive office of the Issuer is located at Jachthavenweg 124, 1081 KJ Amsterdam, The Netherlands.
ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION
Item 3 of the Schedule 13D is hereby amended by the addition of the following:
“On June 26, 2019, the Series B Preferred Stock automatically converted into 24,280,000 shares of Common Stock upon the filing by the Issuer of a Certificate of Amendment to its Certificate of Incorporation increasing the number of authorized shares of Common Stock from 200,000,000 to 750,000,000.
Natur Holding BV (“Subsidiary”), a wholly-owned subsidiary of the Issuer, had an aggregate working capital debt amount of $11,846,208 (including accrued interest) (the “Debt”) due to Efficiency Investment Fund. On March 7, 2019, the Issuer, the Subsidiary and Efficiency Investment Fund entered into a Debt Conversion and Extinguishment Agreement (the “Conversion Agreement”), pursuant to which Efficiency Investment Fund agreed to convert approximately $8,846,208 of the Debt into 78,832,399 shares (the “Debt Repayment Shares”) of a newly created convertible Series C Preferred Stock of the Issuer (the “Series C Stock”).  On June 26, 2019, the Series C Stock automatically converted into 78,832,399 shares of Common Stock upon the filing by the Issuer of a Certificate of Amendment to its Certificate of Incorporation increasing the number of authorized shares of Common Stock from 200,000,000 to 750,000,000
If at any time prior to December 31, 2022, the Issuer issues any shares of Common Stock or securities convertible or exchangeable into Common Stock, other than pursuant to certain exceptions as set forth in the Conversion Agreement, the Company will issue additional shares to Efficiency Investment Fund so that the Debt Repayment Shares represent 15% of the issued and outstanding shares of the Issuer.
Efficiency Investment Fund was subject to a six month lock up on the Common Stock (which expired on September 7, 2019), and the Common Stock does not have any registration rights.”
ITEM 4. PURPOSE OF TRANSACTION
Item 4 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:
“The responses to Items 3, 5 and 6 of this Schedule 13D are incorporated herein by reference.
The Reporting Persons (i) acquired the shares of Common Stock subject to this Schedule 13D for investment purposes, in the ordinary course of business, (ii) do not presently intend to effect, change or influence the control or management of the Issuer, and (iii) have no agreement with any third party to act together for the purpose of acquiring, holding, voting or disposing of equity securities of the Issuer.

CUSIP No.	36117F100

As part of the Reporting Persons’ continuing evaluation of, and preservation of the value of the Efficiency Investment Fund’s investment in the Common Stock of the Issuer, the Reporting Persons may from time to time (i) engage in discussions with certain persons, including, without limitation, management or representatives, the Issuer’s board of directors, other shareholders of the Issuer and other relevant parties, concerning matters with respect to the investment in the Common Stock, including, without limitation, the business, operations, governance, management, strategy and future plans of the Issuer and (ii) write letters to, and respond to inquiries from, various parties including, without limitation, the Issuer’s board of directors, management or representatives, other shareholders and other persons or entities regarding the Issuer’s affairs. From time to time, the Reporting Persons intend to review the performance of their investments and consider or explore a variety of alternatives, including, without limitation: (a) the acquisition of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) a change in the present Board of Directors or management of the Issuer; (e) a material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s charter, bylaws, or instruments corresponding thereto, or other actions that may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above. Any alternatives that the Reporting Persons may pursue will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices for the Common Stock; the financial condition, results of operations, and prospects of the Issuer; general economic, financial market, and industry conditions; and the investment objectives of the Reporting Persons. Except as set forth above, the Reporting Persons have no present plans or proposals with respect to any of the matters set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D.”
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER
Item 5 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:
“The responses to Items 3, 4 and 6 of this Schedule 13D are incorporated herein by reference.
(a)-(b) The aggregate number of shares of Common Stock beneficially owned by the Reporting Persons is 111,199,612.
GFG Monaco, GFG Groupe and Mr. Zavaglia own directly no shares of Common Stock.    Pursuant to an investment management agreement, GFG Monaco maintains investment and voting power with respect to the securities held by certain investment funds it manages.  GFG Groupe controls GFG Monaco.  Mr. Zavaglia controls GFG Groupe. By reason of the provisions of Rule 13d-3 of the Act, as amended, each of GFG Monaco, GFG Groupe and Mr. Zavaglia may be deemed to beneficially own of 111,199,612 shares of Common Stock (constituting approximately 34.5% of the shares of Common Stock outstanding).

CUSIP No.	36117F100

None of the Reporting Persons has sole power to vote or direct the vote or sole power to dispose or direct the disposition of shares of Common Stock.
(i) Efficiency Investment Fund has shared power to vote or direct the vote and shared power to dispose or direct the disposition of the 111,199,612 shares of Common Stock, constituting 34.5% of the shares of common stock outstanding;

(ii) GFG Monaco has shared power to vote or direct the vote and shared power to dispose or direct the disposition of the 111,199,612 shares of Common Stock, constituting 34.5% of the shares of common stock outstanding;

(iv) GFG Groupe has shared power to vote or direct the vote and shared power to dispose or direct the disposition of the 111,199,612 shares of Common Stock, constituting 34.5% of the shares of common stock outstanding; and

(iii) Mr. Zavaglia has shared power to vote or direct the vote and shared power to dispose or direct the disposition of the 111,199,612 shares of Common Stock, constituting 34.5% of the shares of common stock outstanding.

The percentages used herein are based upon 322,230,038 shares of Common Stock reported to be outstanding, as of November 14, 2019, on the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2019, filed with the Securities and Exchange Commission on November 15, 2019.

(c) None of the Reporting Persons, or, to the best knowledge of the Reporting Persons, none of the Directors or any other person named in Item 2, has engaged in transactions in the shares of Common Stock during the past 60 days.
(d) No person other than the Reporting Persons is known by the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock.
(e) Not applicable".

CUSIP No.	36117F100

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS
Item 5 of the Schedule 13D is hereby amended and restated in its entirety to read as follows
“Exhibit A – Joint Filing Agreement dated February 7, 2019, by and among the Reporting Persons (incorporated by reference to Exhibit A to the Statement on Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission on February 7, 2019).
Exhibit B. – Powers of Attorney of the Reporting Persons (incorporated by reference to Exhibit B to the Statement on Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission on February 7, 2019).
Exhibit C – Share Exchange Agreement, dated as of September 21, 2018, is by and among Natur International Corp. (formerly Future Healthcare of America), Natur Holding B.V., and the several shareholders of Natur identified on Annex A thereto (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of Natur International Corp. filed with the Securities and Exchange Commission on April 10, 2019).
Exhibit D – Debt Conversion and Extinguishment Agreement, dated as of March 7, 2019, by and among Efficiency Investment Fund – 6th Wave SP, Natur Holding B.V. and Natur International Corp. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K of Natur International Corp. filed with the Securities and Exchange Commission on April 10, 2019).

CUSIP No.	36117F100

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: February 20, 2020

EFFICIENCY INVESTMENT FUND – 6TH WAVE  SP

By:  /s/ Tommaso Mingazzini
Name: Tommaso Mingazzini
Title:  Authorized Person
By:  /s/ Simona Ingignoli
Name: Simona Ingignoli
Title:  Authorized Person
GFG MONACO SAM
By:  /s/ Stefano Zavaglia
Name: Stefano Zavaglia
Title: Authorized Person
GFG GROUPE HOLDING S.A. (LUXEMBOURG)
By:  /s/ Stefano Zavaglia
Name: Stefano Zavaglia
Title: Authorized Person
STEFANO ZAVAGLIA

By:  /s/ Stefano Zavaglia
Name: Stefano Zavaglia
Title:  Authorized Person